■ EXHIBIT 99.1
Changes in Subsidiaries and Affiliates
■	POSDATA, which is a subsidiary of POSCO, acquired 100% stake of &TV Communications Inc.

■	Therefore, &TV Communications Inc. was included in POSCO’s subsidiaries and affiliates.

■	The number of POSCO’s subsidiaries and affiliates has changed from 102 to 103.

■	Details of the company are as follows.
1) &TV Communications Inc
—	Asset (KRW): 6,096,450,000

—	Equity (KRW): 6,096,450,000

—	Liabilities (KRW): —

—	Capital Stock (KRW): 6,096,450,000

—	Purpose of the company: IPTV service
•	Date of Addition: May 15, 2008

•	The above amount is applied with the exchange rate on May 15 ,2008. (~~W~~/$=1,047.50)